Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Claude Resources Inc. reports bulk sampling progress

    Toronto Stock Exchange
    Trading symbol - CRJ
    AMEX - CGR

    SASKATOON, Feb. 26 /CNW Telbec/ - Claude Resources Inc. is pleased to provide an update on its Santoy 7 and Porky Lake bulk sample projects, both of which are "satellite" deposits to the Seabee gold mine in Saskatchewan,
Canada.
    The Santoy 7 project is located 11 kilometres (7 miles) east of Claude's
Seabee gold mill and is accessible by an all-weather road from the Seabee mine site.
    Ramp access has been developed and as of February 26, 2007, 45 rounds
(135 metres) of ore have been extracted from the mineralized structure
40 metres below surface. Multiple samples (chips and mucks) are collected and assayed after each round. The samples collected to date indicate an estimated grade of 12.62 grams per tonne (0.41 ounces per tonne) with a "top cut" of
48.2 grams per tonne. Without "cutting", average grade is 13.6 grams per tonne
(0.44 ounces per tonne). Samples were assayed by Claude Resources' assay lab at the Seabee mine site (not accredited). Check assays are conducted at site as well as at TSL Laboratories in Saskatoon and results are consistent with those reported.
    Claude Resources previously reported a 43-101 compliant resource calculation in the March 1, 2006 press release "Claude Resources Plans Major
Drill Program in 2006", and is available on the Company's website at
www.clauderesources.com. That report identified a resource of 200,000 tonnes at 8.50 grams per tonne (0.27 ounces per tonne) at Santoy 7.
    Up to 15,000 tonnes will be milled from Santoy 7 by the second quarter of
2007. Subject to positive bulk sample results and successful mine permitting,
Santoy 7 ore may contribute to Seabee mine production in the second half of
2007. The Company is currently diamond drilling a further 40 exploration holes at Santoy 7 to better define a geological model and to expand the resource.
    The Porky west project located 6.8 kilometres (4 miles) from the Seabee mill has had some preliminary bulk sampling work done as well. A decline was driven to access the top, lower grade portion of Porky west on both the
45 metres and 65 metre levels. Approximately 4,500 tonnes were mined from the
45 metre level at 3.76 grams per tonne (0.12 ounces per tonne) and about
2,500 tonnes were mined from the 65 metre level at 5.61 grams per tonne
(0.18 ounces per tonne). A total of 7,500 tonnes were processed in the mill at
3.69 grams per tonne (0.12 ounces per tonne) with a 95.5% recovery rate. The discrepancy between mined grade and milled grade is a result of inadvertent dilution from low grade waste piles.
    A 43-101 compliant resource on Porky west was also reported in the
March 1, 2006 press release and identified 220,000 tonnes at 5.95 grams per tonne (0.19 ounces per tonne) in the resource category.
    Additional bulk sampling will be performed on Porky west from the
65 metre level and below where previous diamond drilling indicated grade improving with depth. Timing of additional bulk sampling will be dependant on
Porky west's merits relative to Santoy 7, Santoy 8 and the newest exploration project at Don's Lake, 5 kilometres (3 miles) east of the Seabee mill.
    The Santoy 7, Santoy 8, Porky Lake and Don's Lake exploration programs are under the direction of qualified person Judy Stoeterau, P.Geo, Vice
President Exploration of Claude.
    Claude Resources has three surface drills currently operating at Seabee with a Cdn. $5.2 million exploration budget.

    Claude Resources Inc.'s focus is gold exploration and mining. In addition to Claude's Seabee gold mine the Company owns the Madsen exploration project in Red Lake, Ontario, Canada, a 10,000 acre property with a mill, shaft and permitted tailings facilities. The Company also owns oil and gas assets producing about 500 barrels of oil equivalent per day.
    The Company has 76.3 million common shares outstanding (82.0 million fully diluted) and is listed on the Toronto and American Stock Exchanges
(TSX - CRJ; AMEX - CGR).

    CAUTION REGARDING FORWARD-LOOKING INFORMATION

    This news release contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.
    Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.
    %SEDAR: 00000498E          %CIK: 0001173924

    /For further information: please contact: Neil McMillan, President &
Chief Executive Officer, (306) 668-7505; Renmark Financial Communications
Inc.: Neil Murray-Lyon, nmurraylyon(at)renmarkfinancial.com; Christina Lalli,
clalli(at)renmarkfinancial.com; (514) 939-3989, Fax: (514) 939-3717,
www.renmarkfinancial.com/
    (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 17:06e 26-FEB-07